

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, California 92705

> **Re:**   **Collectors Universe, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **Filed September 8, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 7, 2010**
>   **File No. 1-34240**

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1. Business, page 1

1.   We note your disclosure that you have opened an office in Paris, France. Please revise to provide additional disclosure regarding this venture, including an indication of the size of your operations in that office. Please provide us with your proposed revised disclosure.

Item 5. Market for Common Stock and Related Stockholder Matters, page 22

2.   Please provide the disclosure about your stock repurchases using the tabular format set forth in Item 703(a) of Regulation S-K, and provide all of the relevant information required by Item 703(b) of Regulation S-K. Please provide us with your proposed revised disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 29

Goodwill, page 32

3.   We note your disclosure that the estimated fair value of the Expos reporting unit using the income approach exceeded carrying value by approximately 10% and that the use of a slightly different discount rate could have resulted in the need for further testing and the possibility of an impairment of goodwill of the reporting unit. In light of this disclosure, which suggests that the Expos reporting unit is at risk of failing step one of the impairment test, please tell us your consideration of disclosing the amount of goodwill allocated to the Expos reporting unit and providing the following additional disclosures: (i) a description of each key assumption used in estimating fair value of the reporting unit and how the key assumptions were determined; (ii) a discussion of the degree of uncertainty associated with key assumptions; and (iii) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Also, we note that you reduced the discount rate used in estimating the fair value of the Expos reporting unit to 17% at September 30, 2010. Please tell us in a reasonable amount of detail the reason for the lower discount rate and whether the carrying value of the reporting unit would have exceeded its estimated fair value had you applied the same discount rate used at June 30, 2010. In addition, please tell us your consideration of disclosing the effect of the change in your discount rate on your estimate of fair value of the reporting unit.

Financial Statements, page 50

Note 3. Discontinued Operations, page 62

4.   We understand that you have discontinued your CFC Dealer Financing Business. Please tell us your consideration of classifying the results of operations of this business as discontinued operations. Refer to ASC 205-20-45-1 through 45-3.

Item 9A. Controls and Procedures, page 80

Management's Report on Internal Control Over Financial Reporting, page 81

5.   Please include a statement regarding the omission of an attestation report of your registered public accounting firm regarding internal control over financial reporting in substantially the form prescribed in Item 308T(a)(4) of Regulation S-K.

Index to Exhibits, page E-1

6.   Please file Mr. McConnell's employment agreement as an exhibit or tell us why you do not believe you are required to do so. Refer to Item 601(b) of Regulation S-K.

Exhibits 31.1 and 31.2

7.   Please provide certifications that conform to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. In this regard, we note extraneous language is included in paragraphs 4 and 4.d., and certain language is omitted in paragraphs 4.d and 5. Please also make conforming revisions to the certifications filed as exhibits to Form 10-Q filings. In this regard, in Form 10-Q for the fiscal quarter ended September 30, 2010, we note extraneous language is included in paragraphs 1, 2, 4 and 4.c., and certain language is omitted in paragraphs 4.d. and 5.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 8

8.   Please revise your disclosure to describe the business experience of your director nominees for the past five years, or clarify your current disclosure by adding dates or the duration of employment. For example, it is unclear how long Messrs. Allen, Simmons and Moyer have served in their current employment capacities. Refer to Item 401(e) of Regulation S-K.

Compensation of Named Executive Officers, page 17

9.   We note that your Nominating & Governance Committee reviewed "updated information regarding compensation that is being paid by comparably sized service companies to their outside directors." If you engage in benchmarking in making compensation decisions, please revise to identify the benchmarked companies, as well as the benchmarks and their components, pursuant to Item 402(b)(2)(xiv). Refer to Item 402(b)(1)(v) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. If you do not use such data in connection with setting benchmarks for compensation decisions, please disclose how you

use such data, for example in order to obtain a general understanding of current compensation practices. Please provide us with your proposed revised disclosure.

Certain Transactions, page 22

10.   Please tell us whether any written agreement evidencing a related party transaction described in this section is a material agreement due to its nature as a related party contract and, if you conclude that it is, then please file it as such. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Lilyanna Peyser, Staff Attorney, at 202-551-3414 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief